FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2003

Current Technology Corporation (File#0-1984)

(Translation of registrant's name into English)

Suite 530 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

CURRENT TECHNOLOGY RESTRUCTURES DEBT TOTALLING $644,000 USD

Vancouver, BC, December 31, 2003-The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

Current Technology Corporation (the "Company") is pleased to announce that it has reached an agreement with the Company's largest shareholder, Keith Denner, to restructure $644,000 (all funds USD) indebtedness of the Company otherwise coming due to Mr. Denner on January 2, 2004.  Under the agreement the outstanding non-convertible debt totalling $644,000 (the "New Debt") will bear interest at 10% per annum and be due and payable as of January 2, 2005. The New Debt is comprised of $521,300 of principal, as reported in the Company's most recently issued financial statements dated September 30, 2003, $75,000 of additional advances made by Mr. Denner during the fourth quarter of this year, and accrued interest.  In connection with the restructuring of the debt, the Company has agreed to give Mr. Denner the right to participate on the same terms in any private placements the Company may undertake while the New Debt remains outstanding, to a cumulative maximum amount equal to the amount of the New Debt plus future advances, if any, and accrued interest.

"This agreement significantly strengthens the Company's balance sheet" states CFO Robert Kramer. "It eliminates all current liabilities from promissory notes and gives us more than a year to deal with the obligation."

Mr. Denner owns 8,029,500 common shares (representing approximately 15.65% of the issued and outstanding shares of the Company) and warrants to purchase an additional 6,759,167 common shares.  All such warrants have been amended so as to provide for a cashless exercise provision.  Of the warrants held by Mr. Denner, the Company has agreed to extend the expiry date of 2,000,000 warrants exercisable at $0.25 from December 31, 2003 to the later of January 3, 2005 or three business days following the date the New Debt is repaid.  The Company has also agreed to adjust the terms applicable to a further 2,980,000 warrants held by Mr. Denner.  These warrants will now be exercisable at $0.05 per share up to and including February 7, 2005 (currently February 7, 2004) and at $0.10 thereafter up to and including February 7, 2006 (currently February 7, 2005).  The Company has agreed to extend these terms further in circumstances where the New Debt is not paid when due.  In addition to the above warrants, Mr. Denner holds warrants to purchase 179,167 common shares that are exercisable at a price of $0.15 per share up to and including September 27, 2006 and warrants to purchase 1,600,000 common shares that are exercisable at a price of $0.50 per share up to and including October 11, 2006.  Mr. Denner also holds a convertible promissory note issued by the Company, convertible as at December 31, 2003 into 6,436,538 common shares and warrants to purchase an additional 6,436,538 common shares.  The warrants are exercisable at a price of $0.05 per share and expire March 31, 2006.  In the aggregate, after giving effect to the exercise of Mr. Denner's warrants and the conversion of the convertible promissory note issued to Mr. Denner (and prior to the exercise or conversion of any options, warrants or other convertible securities of the Company by any other holder thereof), Mr. Denner would beneficially own under applicable securities law approximately 39% of the deemed outstanding shares of the Company.  This percentage will be reduced proportionately if other holders exercise their existing options and warrants previously issued by the Company.

The shares and warrants were acquired for investment purposes and Mr. Denner has no present intention to further increase his beneficial ownership of or control or direction over the shares.  Mr. Denner may in the future take such actions in respect of his holdings as he deems appropriate in light of the circumstances then existing, including the purchase of additional shares or other securities of the Company through open market purchases or privately negotiated transactions, or the sale of all or a portion of his holdings in the open market or in privately negotiated transactions to one or more purchasers.

For more information or a copy of the applicable report please contact:

Robert Kramer

Keith Denner
Current Technology Corporation                                              5901 Vista Drive
800 West Pender Street                                                          West Des Moines, Iowa
Vancouver, British Columbia                                                   USA 50266
Canada V6C 2V6

Telephone: 604.684.2727

Telephone: 515.226.0000 x310
Facsimile: 604.684.0526                                                           Facsimile: 515.226.0817

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Current Technology Corporation

(Registrant)

By: "Robert Kramer"

(Signature)

Robert Kramer, CFO

Date: December 31, 2003